SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                    ---------------------------------------

                                    FORM 11-K

      |X| Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001.

      |_|   Transition   Report   Pursuant  to  Section 13  or  15(d)  of  the
            Securities Exchange Act of 1934.

      Commission file number 0-21078

      A.    Union Bankshares, Ltd. Profit Sharing 401(k) Plan

      B.    Union Bankshares, Ltd.
            1825 Lawrence Street, Suite 444
            Denver, Colorado 80202
            (303) 298-5352

                             UNION BANKSHARES, LTD.
                           PROFIT SHARING 401(K) PLAN
                              EIN 84-0986148 PN 001

                 Accountants' Report and Financial Statements
                           December 31, 2001 and 2000

              UNION BANKSHARES, LTD. PROFIT SHARING 401(K) PLAN
                           DECEMBER 31, 2001 AND 2000


CONTENTS


   INDEPENDENT ACCOUNTANTS' REPORT



   FINANCIAL STATEMENTS

     Statements of Net Assets Available for Benefits.........................1

     Statements of Changes in Net Assets Available for Benefits..............2

     Notes to Financial Statements...........................................3



   SUPPLEMENTAL SCHEDULES

     Schedule H, Line 4i - Schedule of Assets Held at End of Year............7

     Schedule H, Line 4j - Schedule of Reportable Transactions...............8

                         INDEPENDENT ACCOUNTANTS' REPORT



Board of Trustees
Union Bankshares, Ltd. Profit Sharing 401(k) Plan
Denver, Colorado


We have audited the accompanying statements of net assets available for benefits of Union Bankshares, Ltd. Profit Sharing 401(k) Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Union Bankshares, Ltd. Profit Sharing 401(k) Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



                                                BKD, LLP

Colorado Springs, Colorado
May 14, 2002

Federal Employer Identification Number: 44-0160260

                UNION BANKSHARES, LTD. PROFIT SHARING 401(K) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2001 AND 2000

ASSETS

                                                        2001         2000
                                                    ---------------------------

   INVESTMENTS                                      $  5,235,317 $  5,321,739

   EMPLOYER'S CONTRIBUTION RECEIVABLE                    162,254      143,417

   CASH                                                   47,692      158,894
                                                      ----------   ----------

           Total assets                             $  5,445,263 $  5,624,050
                                                      ==========   ==========



LIABILITIES


   ACCOUNTS PAYABLE                                 $         -- $        801
                                                      ----------   ----------

           Total liabilities                                  --          801
                                                      ----------   ----------

   NET ASSETS AVAILABLE FOR BENEFITS                $  5,445,263 $  5,623,249
                                                      ==========   ==========


See Notes to Financial Statements

              UNION BANKSHARES, LTD. PROFIT SHARING 401(K) PLAN
          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                          2001         2000
                                                     ---------------------------
   INVESTMENT INCOME
     Net depreciation in fair value of               $  (737,130) $  (273,083)
       investments
     Interest and dividends                               89,464      191,522
                                                      ----------   ----------

                                                        (647,666)     (81,561)
                                                      ----------   ----------
   CONTRIBUTIONS
     Employer                                            352,075      315,021
     Participants                                        345,947      313,547
     Rollovers                                                --          106
                                                      ----------   ----------

                                                         698,022      628,674

           Total additions                                50,356      547,113
                                                      ----------   ----------

   DEDUCTIONS
     Benefits paid to participants                       228,342    1,015,180
                                                      ----------   ----------

           Total deductions                              228,342    1,015,180
                                                      ----------   ----------

   NET DECREASE                                         (177,986)    (468,067)
                                                      ----------   ----------

   NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING
     OF YEAR                                           5,623,249    6,091,316
                                                      ----------   ----------

   NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR    $ 5,445,263  $ 5,623,249
                                                      ==========   ==========

See Notes to Financial Statements

              UNION BANKSHARES, LTD. PROFIT SHARING 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


NOTE 1:     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


   VALUATION OF INVESTMENTS

     Investments are carried at fair value, which is the quoted market price on the last business day of the Plan year.


   PLAN TAX STATUS

     The Plan obtained its latest determination letter on August 7, 2001, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax.


   USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.


   PAYMENT OF BENEFITS

     Benefit payments to participants are recorded upon distribution.

NOTE 2:     DESCRIPTION OF THE PLAN

     The following description of the Plan provides only general information. Employees should refer to the Summary Plan Description, which is available from the plan administrator for a more complete description of the Plan's provisions.


   GENERAL

     The Plan is a defined contribution plan covering all full-time employees of Union Bankshares, Ltd. (the Company) who have at least one year of service (consisting of 1,000 hours) and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).


   CONTRIBUTIONS

     The Company contributes to the Plan an amount equal to 100% of each participant's voluntary contribution (up to a maximum of 3% of the participant's annual compensation) and an amount equal to 50% of each participant's voluntary contribution that exceeds 3% (but does not exceed 5%) of each participant's annual compensation.

              UNION BANKSHARES, LTD. PROFIT SHARING 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


     Additional amounts are contributed at the discretion of the Company's Board of Directors. Participants may contribute up to 15% of their annual wages. Contributions are subject to certain limitations. Participants direct the investment of all contributions into various investment options offered by the Plan. In addition to Company stock, the Plan currently offers five mutual funds as investment options for participants.


   PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contribution, the Company's contribution and Plan earnings. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.


   VESTING

     Participants are immediately vested in their voluntary contributions plus earnings thereon. Post-1998 employer matching contributions are 100% vested. The Company's pre-1999 and all bonus profit sharing matching contributions plus earnings thereon are 20% vested after the participant has completed two years of service, with 20% incremental increases in vesting for each of the next four years. The nonvested balance is forfeited upon termination of service. Forfeitures are used to reduce employer contributions.


   PAYMENT OF BENEFITS

     Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his account or a joint and survivor annuity.


   PLAN TERMINATION

     Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 3:     INVESTMENTS

     The following table presents the Plan's investments:

                                                         2001         2000
                                                    ---------------------------

        Union Bankshares, Ltd. Common stock         $  3,026,848 $  3,217,837
        Investment Company of America                    566,302      617,590
        New Perspective Fund                             448,955      548,839
        Income Fund of America                           556,194      447,865
        Cash Management Trust of America                 440,792      329,590
        Bond Fund of America                             196,226      160,018
                                                      ----------   ----------

            Total investments                       $  5,235,317 $  5,321,739
                                                      ==========   ==========

              UNION BANKSHARES, LTD. PROFIT SHARING 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


     During the years ended 2001 and 2000, the Plan's investments (including gains and losses on investments bought, sold, and held during the year) depreciated in value by $737,130 and $273,083, respectively, as follows:


   NET DEPRECIATION IN FAIR VALUE

                                                         2001         2000
                                                    ---------------------------

        Mutual funds                                $  (108,192) $  (135,850)
        Union Bankshares, Ltd. common stock            (628,938)    (137,233)
                                                     ----------   ----------

                                                    $  (737,130) $  (273,083)
                                                     ==========   ==========

     Interest and dividends realized on the Plan's investments for the years ended 2001 and 2000 were $73,586 and $191,681, respectively.

NOTE 4:     RELATED PARTY TRANSACTIONS

     The Plan incurs expenses related to general administration and recordkeeping. These expenses and certain accounting and auditing fees relating to the Plan are paid by the plan sponsor.

NOTE 5:     SIGNIFICANT CONCENTRATIONS

     Generally accepted accounting principles require disclosure of current vulnerabilities due to certain concentrations. Those matters include the following:


   INVESTMENT IN UNION BANKSHARES, LTD. COMMON STOCK

     As of December 31, 2001, approximately 58% of the Plan net assets available for benefits are invested in the stock of the Plan's sponsor. Any significant change in the value of the sponsor's stock could have a material effect on the net assets available for benefits.

                             SUPPLEMENTAL SCHEDULES

              UNION BANKSHARES, LTD. PROFIT SHARING 401(K) PLAN
                              EIN 84-0986148 PN 001
                SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS HELD
                        AT END OF YEAR DECEMBER 31, 2001

                                                DESCRIPTION OF       CURRENT
      IDENTITY OF ISSUER                          INVESTMENT          VALUE
-------------------------------------------------------------------------------

          Union Bankshares, Ltd.*                Common stock     $  3,026,848
          Investment Company of America           Mutual fund          566,302
          New Perspective Fund                    Mutual fund          448,955
          Income Fund of America                  Mutual fund          556,194
          Cash Management Trust of America        Mutual fund          440,792
          Bond Fund of America                    Mutual fund          196,226
                                                                    ----------

                                                                  $  5,235,317
        *Party-in-interest to the Plan                              ==========

              UNION BANKSHARES, LTD. PROFIT SHARING 401(K) PLAN
                              EIN 84-0986148 PN 001
          SCHEDULE H, LINE 4J - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 2001


   IDENTITY              DESCRIPTION   PURCHASE PRICE  SELLING PRICE    COST OF ASSET  NET GAIN (LOSS)
------------------------------------------------------------------------------------------------------

Union Bankshares, Ltd.   Common Stock   $ 491,624       $      --         $ 491,624     $    --

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.



                                       UNION BANKSHARES, LTD. PROFIT SHARING
                                       401(k) PLAN

Date:  July 10, 2002                   By  /S/ HERMAN J. ZUECK
                                         -------------------------------------
                                       Name:  Herman J. Zueck
                                       Title:  Trustee


Date:  July 10, 2002                   By  /S/ CHARLES R. HARRISON
                                         -------------------------------------
                                       Name:  Charles R. Harrison
                                       Title:  Trustee


Date:  July 10, 2002                   By  /S/ BRUCE E. HALL
                                         -------------------------------------
                                       Name:  Bruce E. Hall
                                       Title:  Trustee

                                 EXHIBIT INDEX



Exhibit
Number        Description of Exhibits
------------- ------------------------------------------------------ ----------


23.1          Consent of BKD, LLP